UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



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                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                WIEN GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    000-50292
                            (Commission File Number)

                                    NEW YORK
                            (State of Incorporation)

                                   13-2614100
                    (I.R.S. Employer Identification Number)

INFORMATION STATEMENT

         The following information is being furnished to stockholders of record as of August 1, 2005 of the outstanding shares of common stock, par value $0.01 (the "COMMON STOCK") of Wien Group, Inc., a New York corporation (the "COMPANY"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and Rule 14f-1 thereunder, in connection with the appointment of directors of the Company in connection with the Acquisition Agreement (the "ACQUISITION AGREEMENT") dated as of July 8, 2005, by and among the Company, Wien Group, Inc., a New Jersey corporation ("WIEN (NJ)"), MM2 Group Inc. ("OLD MM2"), Stephen Wein, and all of the shareholders of Old MM2.

         Pursuant to the Acquisition Agreement, immediately prior to the Closing Date (as defined therein) the Company will merge with and into Wien (NJ), its wholly owned subsidiary, with Wien (NJ) being the surviving entity. Upon the satisfaction of all of the conditions on or prior to the Closing Date of the Acquisition Agreement (the "EFFECTIVE TIME"), all of Wien (NJ)'s current directors and officers shall resign and the Company shall appoint Mark Meller and Jerome R. Mahoney as all of the directors of Wien (NJ). Effective as of the Effective Time, Mr. Mahoney will become the Chairman and Mr. Meller will become Chief Executive Officer and President of the Company. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, Stephen S. Wien, Nicole Wien Naidrich, Robert Geber and Buddy Young as the directors and officers of the Company so as to enable Messrs. Mahoney and Meller to be appointed as directors and officers in accordance with the Acquisition Agreement.

         Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of record of the information set forth in this section at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's shareholders).

         PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE ACTION TO BE TAKEN TO CHANGE THE BOARD OF DIRECTORS IN CONNECTION WITH AN ACQUISITION AGREEMENT PROVIDING FOR THE ACQUISITION OF ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF OLD MM2. THE COMPANY IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         PLEASE NOTE THAT THIS IS NOT AN OFFER TO PURCHASE YOUR SHARES.

PROPOSED CHANGE IN CONTROL TRANSACTION

         On July 8, 2005, the Company entered into an Acquisition Agreement with MM2 Group, Inc. ("Old MM2"), Stephen Wein, and all of the shareholders of Old MM2. In accordance with the Acquisition Agreement, immediately prior to the Closing Date (as defined therein) the Company will reincorporate in the state of New Jersey pursuant to a plan and agreement of merger. Such plan and agreement of merger provides (i) that the Company will merge with and into Wien (NJ) with Wien (NJ) being the surviving entity, (ii) Wien (NJ)'s charter, which is attached hereto as Annex A, shall provide for the authorization of Class A Common Stock (the "Wien (NJ) Class A Common"), Class B Common Stock ("Wien (NJ) Class B Common"), and Preferred Stock ("Wien (NJ) Preferred"), (iii) that each holder of the Company's Common Stock will receive one share of Wien (NJ) Class A Common in exchange for each share of such holder's Common Stock, and (iv) Wien
(NJ)'s name shall be changed to MM2 Group, Inc. On the Closing Date, Wien (NJ) will acquire all of the outstanding capital stock of Old MM2 in exchange for Wien (NJ)'s issuance to the shareholders of Old MM2 of 115,933,333 shares of Wien (NJ) Class A Common and 10,000,000 shares of Wien (NJ) Class B Common. Each share of Wien (NJ) Class B Common entitles the holder thereof to voting rights equal to 100 shares of Wien (NJ) Class A Common. Additionally, at the Closing, Wien (NJ) will assume the contracts and obligations of Old MM2 under the financing arrangements between Old MM2 and Cornell Capital Partners, LP, including, without limitation, the warrants, secured convertible debentures, and security agreement related


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


thereto. As part of the transaction, Old MM2 will enter into a consulting agreement with Stephen Wien whereby Stephen Wien will provide consulting services to Old MM2 for a two-year period from the date of the closing of the transaction in consideration for a payment of $200,000 to be made at the closing of the transaction. Further, upon the closing of the transactions contemplated by the Acquisition Agreement (the "Closing"), all of the directors and officers of Wien (NJ) will resign their positions and Jerome Mahoney and Mark Meller will be appointed to serve as the Directors of Wien (NJ), to serve until the next annual meeting of shareholders or until their respective successors are elected and qualified.

         The Company's obligation to complete the transactions contemplated under the Acquisition Agreement are subject to the satisfaction of certain contingencies, including Old MM2 having at least $900,000 cash on its balance sheet as of the closing date and an equity line of credit facility for not less than $10,000,000 in the aggregate in accordance with the financing documents executed by Old MM2 and third parties in April 2005. After the closing, within five (5) business days of the effective date (as determined by the Commission) of Wien (NJ)'s Form SB-2 Registration Statement, Wien (NJ) will use its commercially reasonable efforts to have an additional $1,100,000 cash on its balance sheet.

         The board of directors of the Company has approved the Acquisition Agreement and the transactions contemplated thereunder. The directors and shareholders of Old MM2 have approved the Acquisition Agreement and the transactions contemplated thereunder. No federal or state regulatory requirements must be complied with or approvals must be obtained in connection with the agreement and plan of merger or the Acquisition Agreement.

         After the Closing, Wien (NJ) will have a total of 123,312,605 shares of Wien (NJ) Class A Common outstanding, 10,000,000 shares of Wien (NJ) Class B Common outstanding, and no shares of Wien (NJ) Preferred outstanding. The current stockholders of the Company prior to the transaction will own approximately 6% of the outstanding shares of the Wien (NJ) Class A Common, and the Old MM2 shareholders will own approximately 94% of the outstanding shares of the Wien (NJ) Class A Common and 100% of the Wien (NJ) Class B Common.Additionally, after the Closing there will be (i) warrants outstanding to purchase 750,000 Wien (NJ) Class A Common shares at an exercise price equal to the average of the volume weighted average prices of Wien (NJ) as quoted by Bloomberg, LP for the first 5 trading days after Wien (NJ) Class A Common stock becomes listed on the OTC Bulletin Board (the "Initial Price"), and (ii) secured convertible debentures outstanding that are convertible into a number of Wien
(NJ) Class A Common shares that will be determined by dividing $1,250,000 by the Initial Price.

WIEN (NJ) CLASS A COMMON

            Each holder of Wien (NJ) Class A Common is entitled to one vote for each share held of record. Holders of Wien (NJ) Class A Common have no preemptive, subscription, conversion, or redemption rights. Upon liquidation, dissolution or winding-up, the holders of Wien (NJ) Class A Common are entitled to receive its net assets pro rata, subject to the priority of any outstanding shares of Wien (NJ) Preferred. Each holder of Wien (NJ) Class A Common is entitled to receive ratably any dividends declared by its board of directors out of funds legally available for the payment of dividends. Wien (NJ) does not contemplate that it will pay any dividends in the foreseeable future. Wien (NJ) anticipates that any earnings generated from its operations will be used to finance its growth.

WIEN (NJ) CLASS B COMMON

         Each holder of Wien (NJ) Class B Common has voting rights equal to 100 shares of Wien (NJ) Class A Common. Holders of Wien (NJ) Class B Common are entitled to receive dividends in the same proportion as the Wien (NJ) Class B Common conversion rights have to Wien (NJ) Class A Common. A holder of Wien (NJ) Class B Common has the right to convert each share of Wien (NJ) Class B Common into the number of shares of Wien (NJ) Class A Common determined by dividing the number of shares of Wien (NJ) Class B Common being converted by a 50% discount of the lowest price that Wien (NJ) had ever issued its Wien (NJ) Class A Common. As such, the conversion of Wien (NJ) Class B Common into Wien (NJ) Class A Common could result in significant dilution to the holders of the outstanding Wien (NJ) Class A Common. Upon Wien (NJ)'s liquidation, dissolution, or winding-up, holders of Wien (NJ) Class B Common will be entitled to receive its net assets pro rata.

WIEN (NJ) PREFERRED

         Wien (NJ)'s board of directors will be authorized (by resolution and by filing an amendment to its certificate of incorporation and subject to limitations prescribed by the New Jersey Business Corporation Act) to issue, from to time, shares of Wien (NJ) Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and other rights of the shares of each such series and to fix the qualifications, limitations and restrictions thereon, including, but without limiting the generality of the foregoing, the following:

         o        the  number  of  shares   constituting  that  series  and  the
                  distinctive designation of that series;

         o the dividend rate on the shares of that series, whether dividends are cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

         o whether that series has voting rights, in addition to voting rights provided by law, and, if so, the terms of those voting rights;

         o whether that series has conversion privileges, and, if so, the terms and conditions of conversion, including provisions for adjusting the conversion rate in such events as our board of directors determines;


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


         o whether or not the shares of that series are redeemable, and, if so, the terms and conditions of redemption, including the dates upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

         o whether that series has a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of that sinking fund;

         o the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of Wien (NJ), and the relative rights of priority, if any, of payment of shares of that series; and

         o any other relative powers, preferences and rights of that series, and qualifications, limitations or restrictions on that series.

         If Wien (NJ) liquidates, dissolves or winds up its affairs, whether voluntarily or involuntarily, the holders of Wien (NJ) Preferred of each series will be entitled to receive only that amount or those amounts as are fixed by Wien (NJ)'s certificate of incorporation or the certificate of designations or by resolution of the board of directors providing for the issuance of that series.

         The Company's obligation to complete the transactions contemplated under the Acquisition Agreement is subject to the satisfaction of certain contingencies, including, without limitation, the entry by Old MM2 and Stephen Wien into an agreement whereby Old MM2 will make a payment of $200,000 to Stephen Wien or his designee in return for Stephen Wien's provision of future corporate advisory services to Old MM2. The board of directors of the Company has approved the Acquisition Agreement and the transactions contemplated thereunder. The directors and shareholders of Old MM2 have approved the Acquisition Agreement and the transactions contemplated thereunder.

         A copy of the Acquisition Agreement has been filed as Exhibit 10.2 to the Form 8-K filed by the Company on July 14, 2005.

         After the closing of the transactions contemplated by the Acquisition Agreement (the "CLOSING"), Wien (NJ) will have a total of 123,312,605 shares of Wien (NJ) Class A Common outstanding, 10,000,000 shares of Wien (NJ) Class B Common outstanding and no shares of Wien (NJ) Preferred outstanding. The current stockholders of the Company prior to the transaction will own approximately 6% of the outstanding shares of the Wien (NJ) Class A Common, and the Old MM2 shareholders will own approximately 94% of the outstanding shares of the Wien
(NJ) Class A Common and 100% of the Wien (NJ) Class B Common.

VOTING SECURITIES

         The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one vote. On June 24, 2005, the Company's Board of Directors declared a 1 for 1 stock dividend whereby, on July 29,


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


2005, each holder of record of Common Stock as of July 11, 2005, would receive one additional share of Common Stock for each such share of Common Stock then held. As of July 11, 2005, prior to giving effect to such stock split, there were 3,789,636 shares of the Company's Common Stock outstanding.

CURRENT DIRECTORS AND OFFICERS

         The Company's current executive officers and directors are Stephen S. Wien - Chairman, President and Chief Executive Officer; Nicole Naidrich - Secretary; Robert Geber - Director; and Buddy Young - Director. All of the Company's executive officers and directors shall resign effective as of the Closing.

PRE-ACQUISITION SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on July 11, 2005 (without taking the stock split set forth above into account) for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding Common Stock,
(ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At July 11, 2005, the Company had 3,787,022 shares of Common Stock outstanding. The address of each stockholder listed in the table is 525 Washington Boulevard, Jersey City, New Jersey 07310. The chart below does not take into account the Company's forward two (2) for one (1) forward split of its Common Stock described above.


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


                                 NUMBER OF SHARES OF              PERCENT OF
NAME OF                             COMMON STOCK                COMMON STOCK
BENEFICIAL OWNER                 BENEFICIALLY OWNED           BENEFICIALLY OWNED
-------------------------        ------------------           ------------------
Stephen S. Wien                       1,167,885                      31.59%

Edith Wien (1)                          500,000                      13.52%

Nicole Wien Naidrich (2)                150,000                       4.06%

Robert Geber                             25,000                       0.68%

Buddy Young                             245,000                       6.63%

All current directors and
  executive officers
  as a group (4 persons)              2,087,885                      56.47%

----------
(1) Edith Wien is the wife of Stephen S. Wien, the Company's Chairman, President, and Chief Executive Officer. She is considered an affiliate and her shares are included in the calculation of the shares owned by "all officers and directors."

(2) Nicole Wien Naidrich is an adult child of Stephen S. Wien. She is considered an affiliate due to her position with the Company and not her familial relationship with the Company's Chairman.

COMPENSATION

         The following table sets forth the compensation awarded by the Company for the fiscal years ended June 30, 2004, 2003 and 2002 to the Company's chief executive officer.


                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
                                        ------------------------------
                                                          OTHER ANNUAL                  ALL OTHER
                                        SALARY   BONUS    COMPENSATION   LONG TERM     COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR    ($)      ($)         ($)       COMPENSATION        ($)
-----------------------------    ----   ------   -----    ------------  ------------   ------------
Stephen S. Wien                  2004     --       --          --            --              --
President and Chief Executive    2003     --       --          --            --              --
Officer                          2002     --       --          --            --              --

EMPLOYMENT AND CONSULTING AGREEMENTS

         We do not have any employment or consulting agreements with any of our executive officers. Other than the compensation paid to Mr. Young and Mr. Geber as described below, no other compensation has been paid or accrued to any officer or director during the past three fiscal years.

         As compensation for joining and serving as a director of the Company, on July 6, 2004, the Company issued 25,000 shares of Common Stock to Mr. Geber. At the time of the issuance, such stock had no positive book value and no market value. As compensation for serving as a director of the Company and conducting some of the day to day operations of the Company, the Company issued 200,000 shares and 100,000 shares of Common Stock to Mr. Young on July 6, 2004, and June 21, 2005, respectively. At the time of each issuance, such stock had no positive book value and no market value. Mr. Young subsequently assigned 75,000 shares to Mr. L. Stephen Albright.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On July 1, 2001 we entered into a joint venture agreement with United Institutional Investments, Inc., an entity controlled by our former executive vice president and director, Alan Hirsch. The joint venture agreement was terminated by mutual consent on March 17, 2004. Mr. Hirsch resigned as an officer and director on March 17, 2004.

         We have an agreement with our President and majority shareholder to borrow up to $200,000 at 6% interest to cover any cash shortfall through September 30, 2005. Repayment is to be made when funds are available with the balance of principal and interest due December 31, 2005. As of August 25, 2005, the Company has borrowed the principal amount of $26,000 from our President.

         As described above, the Company and Mr. Wien have entered into the Acquisition Agreement with MM2 and Messrs. Mahoney and Meller pursuant to which Messrs. Mahoney and Meller are exchanging their shares in MM2 for shares of the Company. A closing condition to the Acquisition Agreement is the entry by Old MM2 and Stephen Wien into an agreement whereby Old MM2 will make a payment of $200,000 to Stephen Wien or his designee in return for Stephen Wien's provision of future corporate advisory services to Old MM2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities (referred to as "reporting persons"), to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Reporting persons are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. On or about August 25, 2004, Stephen Wien, Edith Wien and Buddy Young filed their Form 5's with the Commission and Robert Geber filed his Form 3 with the Commission. When Nicole Naidrich became an officer in March 2005, she filed a Form 5 with the Commission. Mr. Young filed a Form 4 in August 2005 disclosing his receipt of shares under a Form S-8 .


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


MEETINGS OF THE COMPANY'S BOARD OF DIRECTORS

         The Company's board of directors held no formal meetings during the year ended June 30, 2005 and conducted all of its business and approved all corporate action by the unanimous written consent of its members.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company currently does not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore the entire board of directors performs such functions. The Company is not currently listed on any national exchange or national association and is not required to maintain such committees because the volume of matters that come before the board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. All directors participate in the consideration of director nominees. The Company currently does not have a policy with regard to attendance at board meetings. The Company does not have a policy with regard to consideration of nominations of directors. The Company accepts nominations for directors from its shareholders. There is no minimum qualification for a nominee to be considered by the board of directors of the Company. All of the Company's directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the company and its shareholders. Shareholders may send communications to the board of directors by writing to Wien Group, Inc., 525 Washington Boulevard, Jersey City, New Jersey 07310, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

POST-ACQUISITION SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the Company's Common Stock that will be beneficially owned upon the Closing for (i) each stockholder who will be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, in each case on a pro forma basis to reflect the transactions contemplated by the Acquisition Agreement. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after the consummation of the transactions contemplated by the Acquisition Agreement. The address of each stockholder listed in the table is 5 Regent Street, Suite 520, Livingston, New Jersey 07039.


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


                                                   PERCENT OF
                              NUMBER OF SHARES   CLASS A COMMON  NUMBER OF SHARES     PERCENT OF CLASS
                                 OF CLASS A           STOCK          OF CLASS B         B COMMON STOCK
NAME OF                         COMMON STOCK      BENEFICIALLY      COMMON STOCK        BENEFICIALLY
BENEFICIAL OWNER             BENEFICIALLY OWNED       OWNED      BENEFICIALLY OWNED         OWNED
-------------------------    -----------------   -------------   ------------------   ----------------
Jerome R. Mahoney                57,966,667           47%            5,000,000              50%

Mark Meller                      57,966,666           47%            5,000,000              50%

All current directors and       115,933,333           94%           10,000,000             100%
executive officers as a
group (2 persons)

NEW DIRECTORS AND OFFICERS

         The Acquisition Agreement provides that, at the Effective Time, the current directors and officers of the Company shall resign and the Company shall appoint the following persons as executive officers and directors of the Company.

NAME                       AGE         POSITION
----                       ---         --------

Jerome R. Mahoney          43          Non-Executive Chairman of the Board

Mark Meller                45          President, Chief Executive Officer, Chief
                                       Financial Officer and Director

JEROME R. MAHONEY

         Mr. Mahoney has been the Chairman of the Board of Deep Field Technologies, Inc. since 2004. He has also been a director of iVoice, Inc. since May 21, 1999. Mr. Mahoney is also the Chairman of the Board of Trey Resources, Inc. and has been a director of Trey Resources since January 1, 2002. He is also the Chairman of the Board of iVoice Technology, Inc. and SpeechSwitch, Inc. and has been a director of iVoice Technology and SpeechSwitch since August 2004. Mr. Mahoney started at Executone Information Systems, a telephone systems manufacturer, and was Director of National Accounts from 1988 to 1989. In 1989, Mr. Mahoney founded Voice Express, Inc., a New York company that sold voicemail systems and telephone system service contracts and installed these systems. Mr. Mahoney sold Voice Express Systems in 1993. From 1993 to 1997, Mr. Mahoney was President of IVS Corp., and on December 17, 1997, he established International Voice Technologies, with which iVoice merged on May 21, 1999. Mr. Mahoney received a B.A. in finance and marketing from Fairleigh Dickinson University, Rutherford, N.J. in 1983.

MARK MELLER

         Mr. Meller has been President, Chief Executive Officer, Chief Financial Officer and a director of Deep Field Technologies, Inc. since October 1, 2004. Mr. Meller has also been the President, Chief Executive Officer and Chief Financial Officer and a director of Trey Resources since September 2003. Since 1988, Mr. Meller has been Chief Executive Officer of Bristol Townsend & Co., Inc., a New Jersey-based consulting firm providing merger and acquisition advisory services to middle market companies. From 1986 to 1988, Mr. Meller was Vice President of Corporate Finance and General Counsel of Crown Capital Group, Inc., a New Jersey-based consulting firm providing advisory services for middle market leveraged buy-outs (LBO's). Prior to 1986, Mr. Meller was a financial consultant and practiced law in New York City. He is a member of the New York State Bar.

         To the Company's knowledge, none of the new officers or directors nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549 and are available on the SEC's website at www.sec.gov.

Date:  August 29, 2005                   By Order of the Board of Directors
                                         WIEN GROUP, INC.

                                         /s/ Stephen S. Wien
                                         --------------------------
                                         Stephen S. Wien
                                         Chief Executive Officer


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